Exhibit 99.1

Scorpio Tankers Inc. Announces Delivery of Three Product Tankers

MONACO--(Marketwire - June 9, 2010) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company" or "Scorpio Tankers") announced today that it took delivery of three product tankers that the Company previously agreed to acquire. Two of the tankers are LR1 ice class-1A sister ships, STI Harmony (73,919 dwt) and STI Heritage (73,919 dwt). The third vessel delivered is a Handymax ice class-1B ship, STI Conqueror (40,158 dwt).

STI Harmony and STI Heritage have existing time charter contracts of $25,500 per day, per ship, plus 50% profit sharing over the base rate. The time charters expire in October 2010 (plus or minus 30 days) for STI Harmony and in January 2011 (plus or minus 30 days) for STI Heritage. The time charters, which were signed in 2007, are with a related party of Scorpio Tankers. STI Conqueror will be deployed in the Scorpio Handymax Tanker Pool, which includes a total fleet of 30 vessels.

STI Harmony and STI Heritage were built in 2007 and 2008, respectively, at the Onomichi Dockyard in Japan and were acquired for an aggregate purchase price of $92 million, which includes an estimated $2.5 million for the time charter contracts. STI Conqueror was built in 2005 at the Shina Shipbuilding Co. Ltd. in South Korea and acquired for $26 million. The three vessels were acquired with the proceeds from the initial public offering, which closed on April 6, 2010, and $19.0 million from the Company's $150 million credit facility.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns four LR1 product tankers, one Handymax tanker, and one post-Panamax tanker with an average age of 5.2 years and has signed agreements to purchase three Handymax tankers. Additional information about the Company is available at the Company's website www.scorpiotankers.com.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616